FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, January 11, 2019 - GPA [B3: PCAR4; NYSE: CBD] announces its sales performance for the fourth quarter of 2018 (4Q18). The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period the previous year, except where stated otherwise. In the financial statements of GPA as on December 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations and hence the comments below do not include Via Varejo’s performance.

4Q18 and 2018 Sales Performance

GPA Food´s total sales rose to 12.1% in 4Q18, with strong same-store sales growth of 6.9%, significantly above inflation.

The highlight was total sales and same-store sales in December, which advanced 15.4% and 9.7%, respectively.

In 2018, gross revenue totaled R$ 53.6 billion, representing robust growth of 10.7%.

The multi-channel, multi-format and multi-region portfolio and the digital transformation and omnichannel initiatives, supported sales performance above the industry average and enable the group to meet its guidance for the year.

Multivarejo: ongoing dynamic and creative commercial actions leveraged real same-store sales growth in the quarter

▪          Same-store sales grew 4.5% in 4Q18, maintaining the mid-single digit growth registered since March. A highlight was the significant acceleration in sales at Extra Super, to 4.7%;

▪          Portfolio optimization: continuity of the process to convert Extra Super stores into Mercado Extra and Compre Bem stores. Both models posted substantial post-conversion growth of around 30% at Mercado Extra and above 50% at Combre Bem;

▪          Repositioning of Private Label Brands: launch over 500 products, a new communication model and new promotional campaigns.

Digital Transformation

▪          Loyalty apps Cliente Mais and Clube Extra reached more than 7.5 million downloads, practically doubling the number of downloads compared to 2017;

▪          Online food segment posted growth of 63.5% reaffirming the group´s leadership in this segment;

▪          Partnership with Cheftime and acquisition of James Delivery reinforce the omnichannel strategy and strengthen operations in the segment.

Assaí: robust gross sales growth of 23.6% in the quarter, confirming the consistent performance, with ongoing gains in sales volume and customer traffic

▪          Strong same-store growth to 9.1% ex-conversion in 4Q18;

▪          Passaí Card: 600,000 cards issued, with 5% penetration and over R$ 2.2 billion in sales, reinforcing the high acceptance of its value proposition;

▪          Ten new stores in the quarter with openings in 6 different states, totaling 18 openings in 2018;

▪          Assaí is one of Brazilian Most Valuable Brands, becoming the first time cash-and-carry retailer to be included in the ranking compiled by Interbrand and published by Exame magazine;

▪          Gross sales growth of 24.2% in 2018, confirming the consistent performance of recent years (6th straight year of growth above 20%).

MULTIVAREJO:

▪          In 4Q18, same-store sales growth was 4.5%, maintaining the mid-single digit growth posted since March, supported by the significant acceleration in the Extra Super(*) and Proximity formats;

▪          Digital Transformation: Important progress was made in 2018, which apart from the creation of the Digital Transformation Department, included:

o    Strategic partnership with Cheftime, a pioneering startup in the Foodtech segment, for the online subscription service and sales of gastronomic kits, which enabled GPA to expand the innovative and unique character of its brands;

o    The Company’s entry into a new business niche (SuperApps) by acquiring the Brazilian startup James Delivery, a multiservice platform for ordering and delivering various products;

o    My Discount app has already reached more than 7.5 million downloads. Approximately 40% of the identified sale was made by customers who used the app, and the average monthly spending of these consumers is more than double that of other customers;

o    Strengthening of food e-commerce with the launch of a new shopping app in November, and expansion of express service (70 stores) and in-store pick-up (50 stores). The growth in food e-commerce in 4Q was 63.5%, strengthening the group´s leadership in Brazil’s food e-commerce market.

▪          Repositioning of Private-Label Brands: Launch of over 500 products, a new communication model and new promotional campaigns. The most notable initiatives included: (i) repositioning of the Qualitá brand, (ii) better quality and price competitiveness, (iii) complete review of the assortment, and (iv) strengthening of the Taeq brand. The penetration of private-label brands at banners has expanded 100 bps since the relaunch in October, reaching approximately 11.5%. In the coming years, the Company plans to continue innovating by launching new products (approximately 500 SKUs per year), and strengthening existing brands, which  should increase the penetration of private-label brands to 20% by 2020.

▪          Portfolio Optimization: continuity of the process to convert Extra Super to Mercado Extra, totaling 23 stores in the year, and conversion of 13 stores to Compre Bem. Both models posted strong post-conversion growth of approximately 30% at Mercado Extra and above 50% at Compre Bem.

▪          In 2018, gross sales amounted to R$28.7 billion, with same-store growth of 3.5%, which represents the best performance of recent years, driven by (i) the effectiveness of the initiatives to improve commercial dynamics and creativity, (ii) better positioning of banners, and (iii) higher penetration of the customer loyalty and personalization tools “My Discount” and “My Rewards”.

       Performance by Banner

▪          The Extra Hiper maintained a positive sales dynamism in the quarter, accelerating in December to a double-digit growth. Same-store sales growth in 4Q18 was around 5% considering the effect of approximately 200 bps of banner´s anniversary being move up to 3Q18 vs 4Q17 in the former year. The non-food categories posted growth of 8.0%, despite the strong comparison base of 27.9% in the previous year. In 2019, the banner plans to: (i) continue the strong activation of seasonal campaigns, (ii) reinforce the quality and assortment of perishable products, (iii) revamp stores to improve customer experience, and (iv) monetize store area.

▪          The Extra Super format posted another quarter of accelerated sales growth, mainly explained by the renovation of stores to Mercado Extra, which totaled 23 stores in the year, as well as by double-digit growth in sales, ticket and volume. Furthermore, the conversion of 13 Extra stores to Compre Bem stores was concluded, which focused on excellence in customer service and services compatible with regional players. The stores inaugurated posted double-digit growth in sales, number of clients and average ticket, confirming the accuracy of the model for the first wave of conversions. In 2019, the banner plans to continue the conversion of Extra Super stores into Mercado Extra and Compre Bem stores.

▪          Sales performance at Pão de Açúcar accelerated in relation to 3Q18, especially in November and December, whose combined performance reached the mid-single digit. The average ticket of loyal customers increased in the quarter. Three stores were renovated, bringing to 15 the number of stores fully renovated in 2018 to the next generation concept (G7). These stores, together with those renovated in 2017, continue to deliver significant growth compared to non-renovated stores. In 2019, the banner plans to: (i) continue store renovations (20-30 stores), (ii) strengthen the banner as a national brand, expanding its presence in other states (inauguration of 5 to 10 stores), and (iii) continue the innovation and differentiation projects, to cement the banner’s leadership in the premium segment.

▪          Same-store sales in Proximity formats continued to accelerate, reaching 19.1%, supported by the following initiatives related to: (i) commercial actions (review of assortment and adjustment of customer clusters); (ii) marketing strategy (synergies in promotional commercial actions aligned with Extra and Pão de Açúcar); and (iii) focus on private-label brands (price perception and loyalty-building). This led to notable gain in market share in the proximity market. In 2019, Mini Mercado will focus on consolidating the strategies launched in 2018 and on optimizing the store portfolio. For Minuto Pão, the banner will focus on resuming the expansion, opening at least 15 stores, and gradually accelerating the process over the coming years.

ASSAÍ:

▪          In 4Q18, Assaí once again posted a robust and strong gross sales growth of 23.6% to R$ 7.3 billion, confirming the consistent performance of recent quarters. The key initiatives behind the format’s excellent performance were:

I.	High productivity of new stores due to successful organic expansion: the stores inaugurated in the last 12 months have recorded a high sales volume and the best sales performance per square meter in the last 5 years and contributed to sales growth of over R$1 billion compared to 4Q17;
II.	Acceleration and consistency of same-store sales performance excluding conversions, which increased from the mid-single digit growth in the last 12 months to 9.1% excluding conversions in 4Q18;
III.	Continued gains in volume and customer traffic due to the effective positioning of the banner and initiatives focused on its target audience;
IV.	Successful commercial actions, notably the Assaí anniversary: launch of largest-ever anniversary campaign by the banner;
V.

 Return of food inflation:positive effect from the return of inflation, especially in the staples and dairy categories (Food at home component of IPCA inflation rose from -5.1% in 4Q17 to +3.9%(*) in 4Q18).

▪          Targeting final consumers, Passaí Cards have already reached about 600,000 cards issued, with penetration of 5% and over R$ 2.2 billion in sales, reinforcing the high acceptance of its value proposition;

▪          Assaí was included on the list of Brazil´s Most Valuable Brands, marking the first time that a cash-and-carry retailer figured in the ranking compiled by Interbrand and published by Exame magazine;

▪          Ten stores were opened in the quarter with openings in 6 different states, totaling 18 openings in 2018 (16 organically and 2 conversions). In 2019, Assaí will seek to expand its nationwide footprint in order to consolidate the format, opening 15 to 20 stores;

▪          Gross sales amounted to R$ 24.9 billion in the year, for significant growth of 24.2%.

(* )Data available until November /2018.

EVOLUTION OF STORES

In the quarter, 10 Assaí stores were opened organically. Additionally, the conversions of 12 Extra Super stores and one Extra Hiper into Compre Bem were completed, totaling 13 stores opened. In the quarter, there were 13 conversions from Extra Super into Mercado Extra, totaling 23 stores opened. In Proximity, 27 Minimercado Extra stores and 3 Minuto Pão de Açúcar stores with performance below the average double-digit growth of the format were closed.

II. Additional information

Investor Relations Contacts

Daniela Sabbag

Isabela Cadenassi

Tel: 55 (11) 3886-0421

Fax: 55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as gas stations and drugstores under the Pão de Açúcar, Extra and Compre Bem banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, responsible for the management of property assets, expansion projects and inauguration of new stores; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

III. Appendix

Company’s Business: The Company’s business is divided into two segments, namely Retail and Cash & Carry, grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Compre Bem: A project involving conversion of stores in order to enter a market niche currently occupied by regional supermarkets. The store model is better adapted to the needs of the consumers in the regions where the stores are located. The service and assortment of the perishables category will be reinforced, while other categories will have a leaner assortment. Compre Bem is managed independently of the Extra Super banner in order to streamline operational costs, especially logistics and IT costs.

Mercado Extra: A project whose aim is to reinvigorate Extra Super stores by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed by the Extra banner.

Same-Store Sales Growth: The same-stores sales growth mentioned in this document is adjusted by calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 11, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.